January 22, 2010

Mail Stop 3010

Mr. Richard A. Bianco
Chairman, President and Chief Executive Officer
AmBase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06830

>   **Re: AmBase Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 27, 2009**
>   **File No. 001-07265**

Dear Mr. Bianco:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief